SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                    (F/K/A INTEGRA LIFESCIENCES CORPORATION)
                     _______________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     _______________________________________
                         (Title of Class of Securities)

                                    457985208
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 _______________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 90 Pages
                             Exhibit Index: Page 18

                                                              Page 2 of 90 Pages


                                  SCHEDULE 13D

CUSIP No. 457985208



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]


3        SEC Use Only

4        Source of Funds*


                  WC


5        Check Box If Disclosure of Legal Proceedings IS Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                             7               Sole Voting Power
                                                  2,955,000
     Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                        0
    Each
     Reporting               9               Sole Dispositive Power
    Person                                        2,955,000
    With
                             10              Shared Dispositive Power
                                                  0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                     [X]

13       Percent of Class Represented By Amount in Row (11)

                                     15.34%

14       Type of Reporting Person*

                  OO; IV


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 90 Pages


                                  SCHEDULE 13D

CUSIP No. 457985208




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]


3        SEC Use Only

4        Source of Funds*


                  AF


5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Delaware

                             7               Sole Voting Power
                                                    2,955,000
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                          0
    Each
       Reporting             9               Sole Dispositive Power
    Person                                          2,955,000
    With
                             10              Shared Dispositive Power
                                                    0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                     [X]

13       Percent of Class Represented By Amount in Row (11)

                                                      15.34%

14       Type of Reporting Person*

                  PN; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 90 Pages


                                  SCHEDULE 13D

CUSIP No. 457985208



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]


3        SEC Use Only

4        Source of Funds*


                  AF


5        Check Box If Disclosure of Legal Proceedings IS Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Delaware

                             7               Sole Voting Power
                                                    2,955,000
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                          0
    Each
Reporting                    9               Sole Dispositive Power
    Person                                          2,955,000
    With
                             10              Shared Dispositive Power
                                                    0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                     [X]

13       Percent of Class Represented By Amount in Row (11)

                                                      15.34%

14       Type of Reporting Person*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 90 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]


3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal Proceedings IS Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Delaware

                             7               Sole Voting Power
                                                    2,955,000
Number of
  Shares
       Beneficially          8               Shared Voting Power
  Owned By                                          0
    Each
       Reporting             9               Sole Dispositive Power
    Person                                          2,955,000
    With
                             10              Shared Dispositive Power
                                                    0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                     [X]

13       Percent of Class Represented By Amount in Row (11)

                                                      15.34%

14       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 90 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]


3        SEC Use Only

4        Source of Funds*


                  AF


5        Check Box If Disclosure of Legal Proceedings IS Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  United States

                             7               Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                          3,757,800
    Each
Reporting                    9               Sole Dispositive Power
    Person                                          0
    With
                             10              Shared Dispositive Power
                                                    3,757,800


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               3,757,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                     [  ]

13       Percent of Class Represented By Amount in Row (11)

                                                      18.72%

14       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 90 Pages

                                  SCHEDULE 13D

CUSIP No. 457985208



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]


3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal Proceedings IS Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization


                  United States
f
                             7               Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                          2,955,000
    Each
Reporting                    9               Sole Dispositive Power
    Person                                          0
    With
                             10              Shared Dispositive Power
                                                    2,955,000


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                     [X]

13       Percent of Class Represented By Amount in Row (11)

                                                      15.34%

14       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 90 Pages





                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer") (f/k/a Integra LifeSciences Corporation). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that as a result of the recent acquisition of securities of the Issuer, convertible into Shares, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners of has increased by more than one percent of the total outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros"); and

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").


                              The Reporting Persons

QIP, QIHMI and QIH Management
-----------------------------

                  Updated information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Duncan P. Hennes. SFM LLC, a Delaware limited liability company, has its

                                                              Page 9 of 90 Pages


principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable, is a list of the Managing Directors of SFM LLC.

Item 3.           Source and Amount of Funds or Other Consideration.

                  QIP expended approximately $4,869,900 of its working capital to purchase the securities reported herein as being acquired in the last 60 days. SFM Domestic Investments expended approximately $530,100 of its working capital to purchase the securities reported herein as being acquired in the last 60 days.

Item 5.           Interest in Securities of the Issuer.

                  (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 2,955,000 Shares (approximately 15.34% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number includes (A) 1,963,350 Shares issuable upon conversion of 75,000 Series B Preferred Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 Series C Preferred Shares (as defined herein) held for the account of QIP; and (C) 450,550 Shares issuable upon exercise of 450,550 warrants held for the account of QIP.

                                                             Page 10 of 90 Pages



                           (ii)     Mr. Soros may be deemed the beneficial owner
of 3,757,800 Shares (approximately 18.72% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number includes (A) 1,963,350 Shares issuable upon conversion of 75,000 Series B Preferred Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 Series C Preferred Shares held for the account of QIP; (C) 450,550 Shares issuable upon exercise of 450,550 warrants held for the account of QIP; (D) 654,450 Shares issuable upon conversion of 25,000 Series B Preferred Shares held for the account of SFM Domestic Investments; (E) 58,900 Shares issuable upon conversion of 5,301 Series C Preferred Shares held for the account of SFM Domestic Investments; and (F) 89,450 Shares issuable upon exercise of 89,450 warrants held for the account of SFM Domestic Investments.

                  (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 2,955,000 Shares held for the account of QIP (assuming the conversion of all Series B Preferred Shares, Series C Preferred Shares and the exercise of all warrants held for the account of QIP).

                            (ii)    Mr. Soros and Mr. Druckenmiller, as a result
of their positions with SFM LLC, may be deemed to have the shared power to direct the voting and disposition of the 2,955,000 Shares held for the account of QIP (assuming the conversion of all Series B Preferred Shares, Series C Preferred Shares and the exercise of all warrants held for the account of QIP).

                            (iii)   Mr.  Soros  in his  capacity  as a  managing
member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 802,800 Shares held for the account of SFM Domestic Investments (assuming the conversion of all Series B Preferred Shares, Series C Preferred Shares and the exercise of all warrants held for the account of SFM Domestic Investments).

                  (c) Except for the transactions listed on Annex C hereto, which were effected in privately negotiated transactions, there have been no transactions effected with respect to the Shares since February 3, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                                                             Page 11 of 90 Pages


                            (ii)    Certain members of SFM Domestic  Investments
have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On March 29, 2000, QIP and SFM Domestic Investments closed a transaction contemplated in the Series C Convertible Preferred Stock and Warrant Purchase Agreement dated February 16, 2000 (the "Series C Agreement") with the Issuer (a copy of which is attached hereto as Exhibit J and incorporated herein by reference in response to this Item 6) pursuant to which they purchased an aggregate of 54,000 shares of Series C Convertible Preferred Stock ("Series C Preferred Shares") and warrants to purchase, subject to the terms and conditions thereof, an aggregate of 300,000 Shares.

                  On March 29, 2000, each of QIP and SFM Domestic Investments entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer (a copy of which is attached hereto as Exhibit K and incorporated herein by reference in response to this
Item 6) pursuant to which the Issuer has agreed to grant registration rights with respect to certain securities.

                  Pursuant to Section 3 of the Registration Rights Agreement, QIP and SFM Domestic Investments were granted certain rights relating to their ability to demand that the Issuer register under the Securities Act of 1933 unregistered securities of the Issuer held by QIP or SFM Domestic Investments.

                  Pursuant to Section 4 of the Registration Rights Agreement, QIP and SFM Domestic Investments were granted certain piggy-back registration rights, which, if exercised, entitle QIP and SFM Domestic Investments to participate in registered offerings by the Issuer.

                  Pursuant to Section 5 of the Registration Rights Agreement, each of QIP and SFM Domestic Investments may be required to enter into a lock-up agreement under certain circumstances, provided that entering into such an agreement will not violate applicable law or contravene QIP's and SFM Domestic Investments' fiduciary duties.

                  Pursuant to Section 6 of the Registration Rights Agreement, each of QIP and SFM Domestic Investments will be required to discontinue disposition of the Issuer's securities upon receiving notice from the Issuer that the Issuer's prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein.

                  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement (attached as Exhibit K to this Amendment No.
1), which is incorporated herein by reference.

                                                             Page 12 of 90 Pages


                           Except as described above,  the Reporting  Persons do
not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  G. Power of Attorney, dated as of January 27, 2000, granted by Mr. Soros in favor of Mr. Michael C. Neus and Mr. Richard D. Holahan, Jr.

                  H. Power of Attorney, dated as of January 27, 2000, granted by Mr. Druckenmiller in favor of Mr. Michael C. Neus and Mr. Richard D. Holahan, Jr.

                  I. Power of Attorney, dated as of January 24, 2000, granted by QIP in favor of Mr. Michael Neus and Mr. Richard D. Holahan, Jr.

                  J. Series C Convertible Preferred Stock and Warrant Purchase Agreement, dated February 16, 2000, among the Issuer, QIP and SFM Domestic Investments.

                  K. Amended and Restated Registration Rights Agreement, dated March 29, 2000, and all amendments thereto, executed by the Issuer for the benefit of QIP and SFM Domestic Investments.

                                                             Page 13 of 90 Pages




                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: April 3, 2000

                                   QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:      /S/ MICHAEL C. NEUS
                                            _________________________________
                                            Michael C. Neus
                                            Attorney-in-Fact

                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By:      QIH Management, Inc.,
                                            its General Partner

                                            By:    /S/ MICHAEL C. NEUS
                                                   __________________________
                                                   Michael C. Neus
                                                   Vice President

                                   QIH MANAGEMENT, INC.


                                   By:    /S/ MICHAEL C. NEUS
                                          ________________________________
                                          Michael C. Neus
                                          Vice President

                                   SOROS FUND MANAGEMENT LLC


                                   By:    /S/ MICHAEL C. NEUS
                                          _________________________________
                                          Michael C. Neus
                                          Deputy General Counsel

                                   GEORGE SOROS


                                   By:      /S/ MICHAEL C. NEUS
                                            __________________________________
                                            Michael C. Neus
                                            Attorney-in-Fact

                                                             Page 14 of 90 Pages


                                   STANLEY F. DRUCKENMILLER


                                   By:      /S/ MICHAEL C. NEUS
                                            __________________________________
                                            Michael C. Neus
                                            Attorney-in-Fact

                                                             Page 15 of 90 Pages


                                                      ANNEX A

                       Directors and Officers of Quantum Industrial Partners LDC



Name/Title/Citizenship                        Principal Occupation                       Business Address
----------------------                        --------------------                       -----------------
Curacao Corporation Company N.V.              Managing Director of Netherlands Antilles  Kaya Flamboyan 9
Managing Director                             corporations                               Willemstad
(Netherlands Antilles)                                                                   Curacao,
                                                                                         Netherlands Antilles

Inter Caribbean Services Limited Secretary    Administrative services                    Citco Building
(British Virgin Islands)                                                                 Wickhams Cay
                                                                                         Road Town
                                                                                         Tortola
                                                                                         British Virgin Islands

                                   Directors and Officers of QIH Management, Inc.


Duncan P. Hennes                          Chief Executive Officer of SFM LLC       888 Seventh Avenue
Director and President                                                             33rd Floor
(United States)                                                                    New York, NY 10106

Michael C. Neus                           Deputy General Counsel of SFM LLC        888 Seventh Avenue
Director and Vice President                                                        33rd Floor
(United States)                                                                    New York, NY 10106

Peter Streinger                           Chief Financial Officer of SFM LLC       888 Seventh Avenue
Director and Treasurer                                                             33rd Floor
(United States)                                                                    New York, New York 10106

Richard D. Holahan, Jr.                   Assistant General Counsel of SFM LLC     888 Seventh Avenue
Secretary                                                                          33rd Floor
(United States)                                                                    New York, New York 10106



                  To the best of the Reporting Persons' knowledge /1/:

                          (a)  None of the above persons hold any Shares. /1/

                          (b)  None of the  above  persons  has  any  contracts,
arrangements, understandings or relationships with respect to the Shares. /1/


----------
/1/ Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 16 of 90 Pages



                                     ANNEX B



                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC. /1/

Scott K. H. Bessent
Walter Burlock
L. Kevin Dann
Duncan P. Hennes
Ron Hiram
Michael Karsh
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Steven Okin
Michael Pendy
Frank Sica

                  Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC or its affiliates, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                  To the best of the Reporting Persons' knowledge:

                         (a)  None of the above persons hold any Shares./1/

                         (b)  None  of the  above  persons  has  any  contracts,
arrangements, understandings or relationships with respect to the Shares. /1/

--------------------------------

/1/  Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 17 of 90 Pages



                                                      ANNEX C

                                     RECENT TRANSACTIONS IN THE SECURITIES OF
                                     INTEGRA LIFESCIENCES HOLDINGS CORPORATION

                                       Date of           Nature of               Number of
For the amount of                    Transaction        Transaction              Securities              Price
-----------------                    -----------        -----------            ---------------           -----
QIP                                    3/29/00           PURCHASE                 48,699 /1/              /3/
                                                                                  270,550 /2/

SFM Domestic Investments               3/29/00           PURCHASE                 5,301 /1/               /4/
                                                                                  29,450 /2/


-------------------------------------

/1/  Shares of Series C Preferred Stock.
/2/  Warrants.
/3/  Total consideration of $4,869,900 was paid for the securities purchased by QIP.
/4/  Total consideration of $530,100 was paid for the securities purchased by SFM Domestic Investments.



                                                             Page 18 of 90 Pages



                                                   EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


G.       Power of Attorney, dated as of January 27, 2000, granted
         by Mr. George Soros in favor of Mr. Michae1 C.  Neus and
         Mr. Richard D. Holahan, Jr..............................             19

H.       Power of Attorney, dated as of January 27, 2000, granted
         by Mr. Stanley F.  Druckenmiller in favor of Mr. Michael
         C. Neus and Mr. Richard D. Holahan, Jr..................             20

I.       Power of Attorney, dated as of January 24, 2000, granted
         by  Quantum  Industrial  Partners  LDC in  favor  of Mr.
         Michael C. Neus and Mr. Richard D. Holahan, Jr..........             21

J.       Series  C  Convertible   Preferred   Stock  and  Warrant
         Purchase  Agreement,  dated  February 16,  2000,  by and
         among Integra LifeSciences Holdings Corporation, Quantum
         Industrial Partners LDC and SFM Domestic Investments LLC             22

K.       Amended  and  Restated  Registration  Rights  Agreement,
         dated March 29, 2000, by and among Integra  LifeSciences
         Holdings  Corporation,  Quantum Industrial  Partners LDC
         and SFM Domestic Investments LLC........................             65